Ecopetrol Announces Changes in Senior Management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, in line with the 2040 strategy named “Energy that Transforms,” which seeks the Company’s positioning as a leader in energy diversification in the region and as part of its transformation process to have a more agile and efficient organization, the Board of Directors approved adjustments to its organizational structure on January 31, 2025. The changes were made to strengthen the management of its business lines, maintain competitive returns and segregate activities related to management from those related to execution. The changes are as follows:

•	The Corporate Legal Vice Presidency now includes the function of the General Secretariat and is renamed Corporate Legal Vice Presidency and General Secretariat.

•	María Cristina Toro Restrepo has been confirmed as Corporate Legal Vice President and General Secretary. This Vice Presidency reports directly to the President.

•	Rafael Ernesto Guzmán Ayala has been appointed Executive Vice President of Hydrocarbons. He will continue to report directly to the President.

•	The Upstream Vice Presidency is renamed to Exploration, Development, and Production Vice Presidency, led by Juan Carlos Hurtado Parra. This Vice Presidency reports directly to the Executive Vice President of Hydrocarbons.

Bogota D.C., January 31, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (A)

Cristhian Vicente Prado Castillo

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co